SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/000100

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly Held Company

NOTICE TO SHAREHOLDERS

SHAREHOLDERS’ ORDINARY AND EXTRAORDINARY MEETINGS 2020

Exercise of Voting Rights by Sending the Bulletin for Distance Vote Directly to the Company

AMBEV S.A. (“Company”) informs its shareholders that, considering the advancing of the pandemic caused by COVID-19, the guidelines for prevention and coping with the new virus issued by the Ministry of Health and the Government of the State of São Paulo and the security of its shareholders, in order to facilitate the remote participation in the Shareholders’ Ordinary and Extraordinary Meetings convened for April 24, 2020, it will waive the document formalities such as certified signature, notarization, consularization and sworn translation (a free translation suffices), as well as the delivery of physical certified copies, for the acceptance of the bulletins for distance vote (“BDV”) sent directly to the Company.

Shareholders who choose to exercise their distance voting rights by sending the BDV electronically to the Company shall send it, accompanied by the respective documentation indicated therein, to the Company's Investor Relations Department e-mail (ri@ambev.com.br).

In compliance with art. 21-U of CVM Instruction No. 481/09, the Company will inform the shareholder about the sufficiency of the documentation sent, or about the need to rectify or resend such documents, as the case may be.

São Paulo, April 3, 2020.

Ambev S.A.

Fernando Mommensohn Tennenbaum

Chief Financial and Investors Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer